UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-2

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              BANCWEST CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   059790 10 5
                                 (CUSIP Number)

                            Banque Nationale de Paris
                           16, Boulevard des Italiens
                               75009 Paris, France
                            (011) (33) (1) 4014-7286
                            Attention: Jacques Ardant

                       French American Banking Corporation
                                 499 Park Avenue
                               New York, NY 10022
                                 (212) 415-9626
                            Attention: Patrick Saurat

                                 with copies to:

     Rodney R. Peck                               Paul E. Glotzer
Pillsbury Madison & Sutro, LLP               Cleary, Gottlieb, Steen & Hamilton
     P.O. Box 7880                                One Liberty Plaza
San Francisco, CA 94120                           New York, NY 10006
     (415) 983-1000                               (212) 225-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Banque Nationale de Paris
           IRS Identification Number: 94-1677765
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  |_|
                                             (b)  |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO, WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                    |X|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Republic of France
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
        SHARES                     26,058,512
--------------------------------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER
       OWNED BY                    540,456
     EACH REPORTING
--------------------------------------------------------------------------------
         PERSON               9    SOLE DISPOSITIVE POWER
          WITH                     26,058,512
--------------------------------------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   540,456
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           26,598,968
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           42.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           French American Banking Corporation
           IRS Identification Number: 13-5088640
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  |_|
                                             (b)  |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO, WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                    |X|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
        SHARES                     0
--------------------------------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER
       OWNED BY                    540,456
     EACH REPORTING
--------------------------------------------------------------------------------
         PERSON               9    SOLE DISPOSITIVE POWER
          WITH                     0
--------------------------------------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   540,456
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           540,456
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Less than 1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Banque Nationale de Paris ("BNP") and French American Banking Corporation ("FABC") hereby amend their joint Statement on Schedule 13D dated November 10, 1998, as amended by Amendment No. 1 thereto, dated July 20, 1999 ("Amendment No. 1"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of BancWest Corporation, a Delaware Corporation (the "Issuer") (such Statement on Schedule 13D as amended, the "Schedule 13D"), as set forth below. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

     As more fully described below, since July 26, 1999, the Reporting Person acquired in open market purchases an aggregate of 626,700 shares of Common Stock for an aggregate consideration of approximately U.S.$26,274,161.26 (excluding commissions) in order to maintain its Ownership Percentage in the Issuer.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     As previously disclosed in Amendment No. 1, as a result of a decrease in its Ownership Percentage, the Reporting Person intends to acquire additional Common Stock either through open market purchases or through privately negotiated transactions (the "Restorative Purchases") in order to restore its Ownership Percentage to as much as (but not greater than) 45%, as permitted under the Standstill Agreement. In connection therewith, between July 26, 1999 and September 15, 1999, BNP has acquired in open market transactions an aggregate of 626,700 shares of Common Stock (the "Restorative Shares"), for an aggregate consideration of approximately US$26,274,161.26 (excluding commissions). The Restorative Shares purchased through September 15, 1999 represent, in the aggregate, approximately 1% of the total outstanding Common Stock. The source of funds used by BNP to acquire the Restorative Shares, and which will be used to make additional Restorative Purchases, is working capital of the Reporting Person.


ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     Since July 26, 1999, BNP has acquired in the aggregate 626,700 shares of Common Stock in order to restore its Ownership Percentage to 45% in accordance with the Standstill Agreement. As previously disclosed in Amendment No. 1, the Reporting Person intends to continue making Restorative Purchases until such time as it restores its Ownership Percentage to as much as (but not greater than) 45%, as permitted under the Standstill Agreement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The following paragraph is hereby inserted in lieu of Item 5(a):

(a) BNP owns of record 25,274,312 shares of Class A Common Stock (the "BNP Shares") (convertible upon the occurrence of certain circumstances described in
Item 6 into 25,274,312 shares of Common Stock). In addition, BNP beneficially owns 784,200 shares of Common Stock (convertible into Class A Common Stock at the option of BNP, into an equivalent number of shares of Class A Common Stock in accordance with the terms described in the Amended and Restated Certificate of Incorporation of the Issuer and in the Standstill Agreement). FABC owns of record 540,456 shares of Class A Common Stock (the "FABC Shares") (convertible upon the occurrence of certain circumstances described in Item 6 of the Schedule 13D into 540,456 shares of Common Stock). Collectively, the BNP Shares and the FABC Shares represent 100% of the shares of Class A Common Stock issued and outstanding as of the date hereof (and are convertible upon the occurrence of certain circumstances described in Item 6 of the Schedule 13D into 25,814,768 shares of Common Stock, which shares together with the additional 784,200 shares of Common Stock held by BNP equal approximately 42.8% of the shares of Common Stock that would be issued and outstanding upon the conversion of the Class A Common Stock, based upon the number of shares of Common Stock issued and outstanding as of the date hereof and the assumption that the Class A Common Stock currently owned of record by the Reporting Person were to be converted in full).

     The following paragraph is hereby inserted in lieu of Item 5(b):

(b) Subject to the restrictions contained in the Standstill Agreement, (a) BNP has sole voting and investment power with respect to the BNP Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in Item 6, and sole voting and investment power with respect to the 784,200 shares of Common Stock acquired pursuant to the SierraWest Merger and the Restorative Purchases, and BNP has shared voting and investment power with respect to the FABC Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in
Item 6, and (b) FABC has shared voting and investment power with respect to the FABC Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in Item 6.

     Item 5(c) of the Schedule 13D is hereby amended by adding the following at the end thereof:

(c) The dates, number of shares and prices per share for all purchases of Common Stock by the Reporting Person from July 26, 1999 through September 15, 1999 are shown on Exhibit I hereto, which is incorporated by reference. All such purchases were made through ML in open market purchases on the New York Stock Exchange.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof: BNP is in discussions with the Issuer regarding the mechanics of converting all of the Common Stock that it has acquired or may acquire in the future (both pursuant to the Restorative Purchases and the SierraWest Merger) into Class A Common Stock in accordance with its rights under the Standstill Agreement. BNP currently intends to convert all of the shares of Common Stock it has or may acquire into Class A Common Stock in accordance with the mechanism to be agreed between BNP and the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit I Description of purchases of Common Stock by the Reporting Person from July 26, 1999 through September 15, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 20, 1999

                                        BANQUE NATIONALE DE PARIS


                                        By:  /s/ Jacques Ardant
                                             -----------------------------
                                        Name:    Jacques Ardant
                                        Title:   Directeur de Succursale Attache

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 20, 1999

                                        FRENCH AMERICAN BANKING CORP.


                                        By:  /s/ Patrick Saurat
                                             -----------------------------
                                        Name:    Patrick Saurat
                                        Title:   Executive Vice President

                                                                       Exhibit I

     Set forth below are the purchases of Common Stock by Banque Nationale de Paris from July 26, 1999 through September 15, 1999.

DATE           CLASS OF SECURITY        NUMBER OF              PRICE                 WHERE AND HOW TRANSACTION
                                         SHARES        (EXCLUDING COMMISSIONS)             WAS EFFECTED
----           -----------------        ---------      -----------------------       -------------------------
07/26/99       Common Stock               4,300             USD 40.9375              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/26/99       Common Stock               5,300             USD 40.875               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/27/99       Common Stock              13,100             USD 41.6875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/27/99       Common Stock               5,000             USD 41.5625              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/27/99       Common Stock              17,400             USD 41.5                 through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/27/99       Common Stock               2,000             USD 41.375               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/27/99       Common Stock               1,000             USD 41.25                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/27/99       Common Stock                 300             USD 41.125               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/28/99       Common Stock              30,000             USD 41.75                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/29/99       Common Stock               4,800             USD 41.8125              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/29/99       Common Stock               9,800             USD 41.75                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/29/99       Common Stock              15,400             USD 41.6875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/30/99       Common Stock              16,600             USD 41.75                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

07/30/99       Common Stock               3,500             USD 41.6875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/02/99       Common Stock              23,700             USD 41.75                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/02/99       Common Stock              23,500             USD 41.4375              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/02/99       Common Stock                 200             USD 41.375               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/04/99       Common Stock               7,000             USD 41.75                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/04/99       Common Stock              24,300             USD 41.5                 through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/05/99       Common Stock              17,400             USD 41.8125              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/05/99       Common Stock                 700             USD 41.75                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/05/99       Common Stock                 600             USD 41.6875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/06/99       Common Stock                 100             USD 41.75                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/06/99       Common Stock               8,500             USD 41.6875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/06/99       Common Stock                 100             USD 41.5625              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/06/99       Common Stock               4,000             USD 41.5                 through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/09/99       Common Stock              20,000             USD 41.875               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/10/99       Common Stock              58,000             USD 41.875               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/10/99       Common Stock                 300             USD 41.8125              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/11/99       Common Stock              14,100             USD 42.0                 through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/11/99       Common Stock                 500             USD 41.9375              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/17/99       Common Stock              26,400             USD 43.125               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/17/99       Common Stock               6,500             USD 43.0625              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/17/99       Common Stock              10,900             USD 43.0                 through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/17/99       Common Stock                 100             USD 42.9375              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/18/99       Common Stock                 400             USD 43.0                 through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/19/99       Common Stock               8,300             USD 43.1875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange


08/19/99       Common Stock               1,700             USD 43.0625              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/23/99       Common Stock              10,000             USD 43.6875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/24/99       Common Stock               5,000             USD 43.375               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/26/99       Common Stock               9,500             USD 43.6875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/31/99       Common Stock               2,500             USD 41.875               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

08/31/99       Common Stock               5,700             USD 41.8125              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

09/01/99       Common Stock              77,000             USD 41.875               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

09/01/99       Common Stock               3,500             USD 41.8125              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

09/01/99       Common Stock              72,500             USD 41.75                through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

09/02/99       Common Stock              19,100             USD 41.6875              through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

09/02/99       Common Stock              12,000             USD 41.5                 through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

09/09/99       Common Stock              14,100             USD 41.875               through ML in open
                                                                                     market purchases on the
                                                                                     New York Stock Exchange

09/15/99       Common Stock              10,000             USD 41.6875              through ML in open
                                                                                     purchases on the
                                                                                     New York Stock Exchange